FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY:  WESTPORT RESOURCES CORP.
                                              SECURITIES ACT FILE NO. 333-114886

The communication filed herewith is the Kerr-McGee Corporation first quarter 2004 earnings release and tables in connection with the merger of Kerr-McGee Corporation and Westport Resources Corporation.

                Kerr-McGee Announces 2004 First-Quarter Earnings
                ------------------------------------------------

     Oklahoma City, April 28, 2004 - Kerr-McGee Corp. (NYSE: KMG) reports net income for the 2004 first quarter of $152.2 million ($1.41 per diluted common share), compared with $69.9 million (68 cents per share) for the 2003 first quarter. The company's 2004 first-quarter adjusted after-tax income was $159.4 million ($1.48 per share), compared with $127.3 million ($1.20 per share) for the first quarter of 2003. Adjusted after-tax income is determined by excluding from net income the results from discontinued operations, the cumulative effect of an accounting change and special items. The increase of $32.1 million in the 2004 first-quarter adjusted after-tax income versus 2003 was primarily due to higher oil and natural gas sales prices and lower exploration expense. This was partially offset by lower crude oil sales volumes due to 2003 divestitures of noncore properties, and higher gathering and general and administrative costs.

                                                            Three Months Ended
                                                                 March 31
                                                           --------------------

(Millions of dollars, except per-share amounts)             2004          2003
                                                           ------        ------
Net Income                                                 $152.2        $ 69.9
  Less Income from Discontinued Operations                      -           (.4)
  Add Change in Accounting Principle                            -          34.7
                                                           ------        ------
Income from Continuing Operations                          $152.2        $104.2
  Add Special Items(1)                                        7.2          23.1
                                                           ------        ------
Adjusted After-Tax Income                                  $159.4        $127.3
                                                           ======        ======

Diluted Earnings Per Share
  Net Income                                               $ 1.41        $  .68
  Change in Accounting Principle                                -           .31
                                                           ------        ------
    Continuing Operations                                  $ 1.41        $  .99
                                                           ======        ======
Adjusted After-Tax Income                                  $ 1.48        $ 1.20
                                                           -=====        ======

(1) Items included in "Special Items" are listed on page 9 as "Other Information, Net of Income Taxes."

Adjusted after-tax income excludes items that management deems to not be reflective of the company's core operations. This measure is a non-GAAP financial measure. Management believes that this measure provides valuable insight into the company's core earnings from operations and enables investors and analysts to better compare core operating results with those of other companies by eliminating items that may be unique to the company. Other companies may define special items differently, and the company cannot assure that adjusted after-tax income is comparable with similarly titled amounts for other companies.

     "We continue to consistently meet or exceed our guidance in all aspects of our operations," said Luke R. Corbett, Kerr-McGee chairman and chief executive officer. "The ongoing efficient execution of our development and exploitation program, including the early start-up of Gunnison, enabled us to achieve total volumes near the upper end of our guidance. Our other major development projects also are progressing well. In addition, our exploration success, highlighted by discoveries at the Ticonderoga prospect in the deepwater Gulf of Mexico and at NW Milne Point in Alaska, resulted in lower exploration costs for the quarter.
     "Earlier this month, we announced a strategic merger with Westport Resources Corp., which will add depth, breadth and balance to our oil and gas operations," said Corbett. "We've already begun planning for the transition, so we can immediately and effectively merge our businesses upon completion of the transaction, which we expect to take place in the third quarter."

Operating Profit
----------------
     First-quarter 2004 operating profit was $330.3 million, compared with $269.6 million in the 2003 first quarter. Exploration and production operating income for the 2004 period was $329.9 million, compared with $272.2 million for the prior-year quarter. The increase is due to higher oil and gas sales prices, slightly higher natural gas sales volumes and lower exploration costs, partially offset by lower crude oil sales volumes and higher other operating costs.
     Operating profit for the chemical operations improved by $3 million in the 2004 first quarter, compared with the 2003 period, primarily due to a decrease in the loss from the non-pigment chemical operations in the 2004 first quarter.

Debt
----
     During the first quarter of 2004, the company reduced debt by $174 million, resulting in total debt at March 31, 2004 of approximately $3.5 billion. This compares with total debt of approximately $3.7 billion at Dec. 31, 2003, and approximately $3.8 billion at March 31, 2003.

Oil and Gas Volumes and Prices
------------------------------
     Kerr-McGee's daily oil production from continuing operations averaged 143,200 barrels in the 2004 first quarter, down 13% from 165,400 barrels per day in the 2003 period. The decrease was primarily due to the 2003 divestiture of noncore, high-cost properties, combined with lower production generated in the North Sea area.
     Including the effect of the company's hedging program, the per-barrel sales price for oil from continuing operations averaged $27.30 in the 2004 first quarter, which was 33 cents higher than in the 2003 first quarter.
     Natural gas sales averaged 763 million cubic feet per day for the 2004 first quarter, up slightly from the prior-year period. The average natural gas sales price, including the effects of the company's hedging program, was $5.35 per thousand cubic feet, a 14% increase from the 2003 first quarter. Details on the company's hedges for 2004 may be found on Kerr-McGee's website at http://www.kerr-mcgee.com/pdf/hedgeguidance.pdf.

Revenues and Capital Expenditures
---------------------------------
     First-quarter 2004 revenues of $1.1 billion remained essentially flat compared with the prior year period.
     Capital expenditures were $169.8 million, compared with $306 million for the 2003 first quarter.

     Kerr-McGee will hold a conference call today at 11 a.m. EDT to discuss its first-quarter results and expectations for the future. Interested parties may listen to the call via Kerr-McGee's website at www.kerr-mcgee.com or by calling 888-482-0024 within the United States or 617-801-9702 outside the United States. The password for both dial-in numbers will be Kerr-McGee. A replay of the call will be available for 48 hours at 888-286-8010 within the United States or 617-801-6888 outside the United States. The code for the replay of the call will be #97428228. The webcast replay will be archived for 30 days on the company's website.
     Kerr-McGee is an Oklahoma City-based energy and inorganic chemical company with worldwide operations and assets of approximately $10 billion.
                                      # # #

                           IMPORTANT LEGAL INFORMATION

THIS PRESS RELEASE IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-MCGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTORS  AND  SECURITY  HOLDERS ARE URGED TO READ THE  DEFINITIVE  JOINT PROXY
STATEMENT/PROSPECTUS   REGARDING  THE  PROPOSED   TRANSACTION  WHEN  IT  BECOMES
AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

     Kerr-McGee Corporation has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus when it becomes available and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation with the SEC at the SEC's website, www.sec.gov. Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.
     Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport Resources. Information regarding Kerr-McGee's and Westport Resources' directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above referenced Registration Statement on Form S-4 filed with the SEC on April 27, 2004.


Safe Harbor Language on Forward Looking Statements:

     Statements in this news release regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, including resource estimates, production rate estimates, development schedule and cost estimates, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include those statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," "projects," "target," "budget," "goal," "plans," "objective," "outlook," "should," or similar words. These "forward-looking" statements also may include statements relating to (1) the impact the companies expect the proposed transaction to have on the combined entity's operations, financial condition, and financial results, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) anticipated drilling and development opportunities and (6) the ability of the companies to meet their stated financial goals. In addition, any statements regarding possible commerciality, development plans, capacity expansions, drilling of new wells, ultimate recoverability of reserves, future production rates, future cash flows and changes in any of the foregoing are forward-looking statements.
     Matters discussed in these statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The following factors, among others, could cause actual results to differ from those set forth in these forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Kerr-McGee or Westport Resources stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the accuracy of the assumptions that underlie the statements; the success of the oil and gas exploration and production program; the price of oil and gas; drilling risks; uncertainties in interpreting engineering data; demand for consumer products for which Kerr-McGee's oil and gas business supplies raw materials; the financial resources of competitors; changes in laws and regulations; the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions in areas where Kerr-McGee operates; trade and regulatory matters; general economic conditions; and other factors and risks identified in the Risk Factors sections of Kerr-McGee's Annual Report on Form 10-K or Registration Statement on Form S-4, Westport Resources' Annual Report on Form 10-K and other of their SEC filings.

Investor Contact:          Rick Buterbaugh
                           405-270-3561

Media Contact:             Deborah Schramm
                           Direct:  405-270-2877
                           Pager:  888-734-8294
                           dschramm@kmg.com

                 KERR-McGEE CORPORATION AND SUBSIDIARY COMPANIES
                                   (Unaudited)

                                                           Three Months Ended
                                                                March 31,
                                                          ---------------------
(Millions of dollars, except per-share amounts)             2004        2003 (a)
                                                          --------     --------
Consolidated Statement of Income
--------------------------------
Revenues                                                  $1,116.3     $1,099.6
                                                          --------     --------
Costs and Expenses -
  Costs and operating expenses                               403.0        384.4
  General and administrative expenses                         83.6         70.9
  Shipping and handling expenses                              37.7         32.0
  Accretion expense                                            6.6          6.2
  Depreciation and depletion                                 190.3        189.6
  Impairments on assets held for use                          13.2          5.1
  Loss (gain) associated with assets held for sale             3.4         (5.2)
  Exploration, including dry holes and amortization of
    undeveloped leases                                        50.6        140.5
  Taxes, other than income taxes                              28.4         25.4
  Provision for environmental remediation and restoration,
    net of reimbursements                                     (0.8)        17.3
  Interest and debt expense                                   57.0         65.0
                                                          --------     --------
    Total Costs and Expenses                                 873.0        931.2
                                                          --------     --------
                                                             243.3        168.4
Other Income (Expense)                                        (0.3)         1.7
                                                          --------     --------
Income before Income Taxes                                   243.0        170.1
Provision for Income Taxes                                   (90.8)       (65.9)
                                                          --------     --------
Income from Continuing Operations                            152.2        104.2
Discontinued Operations, net of taxes                            -          0.4
Cumulative Effect of Change in Accounting Principle,
  net of taxes                                                   -        (34.7)
                                                          --------     --------
Net Income                                                $  152.2     $   69.9
                                                          ========     =========

Net Income (Loss) per Common Share -
  Basic -
    Continuing operations                                 $   1.52     $   1.04
    Accounting change                                            -        (0.34)
                                                          --------     --------
    Net income                                            $   1.52     $   0.70
                                                          ========     ========
  Diluted -
    Continuing operations                                 $   1.41     $   0.99
    Accounting change                                            -        (0.31)
                                                          --------     --------
    Net income                                            $   1.41     $   0.68
                                                          ========     ========

Thousands of Common Shares Outstanding -
  End of period                                            101,398      100,852
  Average                                                  100,304      100,121
  Average - including dilution                             111,346      110,613

(a) Certain prior year amounts have been reclassified to conform with the current year's presentation.

                 KERR-McGEE CORPORATION AND SUBSIDIARY COMPANIES
                                   (Unaudited)

                                                           Three Months Ended
                                                                March 31,
                                                          ---------------------
(Millions of dollars)                                       2004        2003 (a)
                                                          --------     --------
Segment Information
-------------------
Revenues
  Exploration and production                              $  833.8     $  795.9
  Chemicals - Pigment                                        252.4        253.3
  Chemicals - Other                                           30.0         50.3
                                                          --------     --------
                                                           1,116.2      1,099.5
  All other                                                    0.1          0.1
                                                          --------     --------
    Total                                                 $1,116.3     $1,099.6
                                                          ========     ========

Operating Profit
  Exploration and production -
    Domestic (includes $10.8 loss ($7.0 after tax) in the
      2003 first quarter for non-hedge derivatives)       $  308.3     $  282.0
    North Sea                                                 93.0        124.1
    China                                                     (1.3)         7.9
    Other international                                       (2.9)        (1.4)
    Impairments on assets held for use                       (13.2)        (5.1)
    Gain (loss) associated with assets held for sale          (3.4)         5.2
                                                          --------     --------
      Total Production Operations                            380.5        412.7
    Exploration expense                                      (50.6)      (140.5)
                                                          --------     --------
                                                             329.9        272.2
                                                          --------  -----------
  Chemicals -
    Pigment                                                    7.2          7.4
    Other                                                     (6.8)       (10.0)
                                                          --------     --------
                                                               0.4         (2.6)
                                                          --------     --------
      Total                                                  330.3        269.6
Net Interest Expense                                         (55.9)       (63.8)
Loss from Equity Affiliates                                   (8.3)        (6.1)
Derivatives and Devon Stock Revaluation (b)                      -          0.9
Foreign Currency Gains (Losses)                               (2.0)         3.4
Other Expense                                                (21.1)       (33.9)
Provision for Income Taxes                                   (90.8)       (65.9)
                                                          --------     --------
Income from Continuing Operations                            152.2        104.2
Discontinued Operations, net of taxes                            -          0.4
Cumulative Effect of Change in Accounting Principle,
  net of taxes                                                   -        (34.7)
                                                          --------     --------
Net Income                                                $  152.2       $ 69.9
                                                          ========     ========

Net Operating Profit
  Exploration and production                              $  207.7      $ 167.4
  Chemicals - Pigment                                          5.3          6.1
  Chemicals - Other                                           (4.4)        (6.5)
                                                          --------     --------
    Total                                                    208.6        167.0
Net Interest Expense                                         (36.0)       (41.5)
Loss from Equity Affiliates                                   (5.4)        (4.0)
Derivatives and Devon Stock Revaluation (b)                      -          0.6
Foreign Currency Gains (Losses)                               (1.3)         4.0
Other Expense                                                (13.7)       (21.9)
Discontinued Operations, net of taxes                            -          0.4
Cumulative Effect of Change in Accounting Principle,
  net of taxes                                                   -        (34.7)
                                                          --------     --------
Net Income                                                $  152.2     $   69.9
                                                          ========     ========

(a) Certain prior year amounts have been reclassified to conform with the current year's presentation.
(b)  Includes non-hedge derivatives that are not part of operating profit.

                 KERR-McGEE CORPORATION AND SUBSIDIARY COMPANIES
                                   (Unaudited)

                                                           Three Months Ended
                                                                March 31,
                                                          ---------------------
(Millions of dollars)                                       2004        2003 (a)
                                                          --------     --------
Selected Exploration and Production Information
-----------------------------------------------
Revenue, excluding marketing revenue                      $  752.1     $  736.1
                                                          --------     --------
Production Costs -
  Lease operating expense                                     88.9         87.9
  Production taxes                                            15.1         14.4
                                                          --------     --------
    Total                                                    104.0        102.3
Depreciation and Depletion                                   161.7        156.7
Accretion Expense                                              6.6          6.2
Impairments on Assets Held for Use                            13.2          5.1
Loss (Gain) Associated with Assets Held for Sale               3.4         (5.2)
General and Administrative Expense                            31.2         22.0
Transportation Expense                                        26.8         21.7
Gas Gathering, Pipeline and Other Expenses                    24.9         15.8
Exploration Expense                                           50.6        140.5
                                                          --------     --------
    Total Costs and Expenses                                 422.4        465.1
                                                          --------     --------
      Net, excluding marketing activities                    329.7        271.0
Marketing - gas sales revenue                                 81.7         59.8
Marketing - gas purchase cost (including transportation)     (81.5)       (58.6)
                                                          --------     --------
     Operating Profit                                     $  329.9      $ 272.2
                                                          ========     ========

Other Information, Net of Income Taxes
--------------------------------------
Commodity and Other Derivatives and Devon Stock
  Revaluation                                             $    0.5     $   (6.4)
Foreign Currency Gains (Losses)                               (1.3)         4.0
Impairments on Assets Held for Use                            (8.6)        (3.3)
Gain (Loss) Associated with Assets Held for Sale              (2.3)         3.0
Litigation Reserve                                               -         (4.2)
Costs Related to Chemical Plant Shutdown                       1.2         (4.8)
Environmental Expenses, Net of Reimbursements                 (0.1)       (10.4)
Gain on Sale of Devon Stock                                    5.8            -
Other Items                                                   (2.4)        (1.0)
                                                          --------     --------
  Total                                                   $   (7.2)    $  (23.1)
                                                          ========     ========

Selected Balance Sheet Information
----------------------------------
Cash                                                      $  143.5     $   80.7
Current Assets                                             1,690.7      1,279.7
Total Assets                                               9,941.2      9,892.1
Current Liabilities                                        2,062.3      1,515.2
Total Debt                                                 3,481.6      3,754.7
Stockholders' Equity                                       2,650.0      2,563.5

Selected Cash Flow Information
------------------------------
Cash Provided by Operating Activities                     $  274.6     $  321.7
Depreciation, Depletion and Amortization
  (including asset impairments and gain/loss on assets
   held for sale)                                            219.7        212.7
Dividends Paid                                                45.4         45.2
Capital Expenditures (including dry hole expense) -
  Exploration and production                              $  145.8     $  287.4
  Chemicals - Pigment                                         20.0         15.5
  Chemicals - Other                                            1.8          1.1
                                                          --------     --------
                                                             167.6        304.0
  All other                                                    2.2          2.0
                                                          --------     --------
  Total Capital Expenditures (including dry hole expense) $  169.8     $  306.0
                                                          ========     ========

(a) Certain prior year amounts have been reclassified to conform with the current year's presentation.

                 KERR-McGEE CORPORATION AND SUBSIDIARY COMPANIES
                                   (Unaudited)

                                                            Three Months Ended
                                                                March 31,
                                                          ---------------------
                                                            2004         2003
                                                          --------     --------


Crude oil & condensate production (thousands of bbls/day)
  Domestic -
    Offshore                                                  57.5         59.7
    Onshore                                                   18.8         21.3
  North Sea                                                   66.9         80.1
  China                                                          -          4.3
                                                          --------     --------
    Total Continuing Operations                              143.2        165.4
  Discontinued Operations                                        -          2.4
                                                          --------     --------
    Total                                                    143.2        167.8
                                                          ========     ========

Average price of crude oil sold (per bbl)
  Domestic -
    Offshore                                              $  28.02     $  26.29
    Onshore                                                  28.10        27.57
  North Sea                                                  26.49        27.09
  China                                                          -        31.12
    Average for Continuing Operations                        27.30        26.97
    Discontinued Operations                               $      -     $  24.47

Natural gas sold (MMCF/day)
  Domestic -
    Offshore                                                   328          286
    Onshore                                                    322          369
  North Sea                                                    113          106
                                                          --------     --------
    Total                                                      763          761
                                                          ========     ========

Average price of natural gas sold (per MCF)
  Domestic -
    Offshore                                              $   5.69     $   5.38
    Onshore                                                   5.33         4.59
  North Sea                                                   4.41         3.35
  Average                                                 $   5.35     $   4.71

Titanium dioxide pigment production
  (thousands of tonnes)                                        137          130